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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                          VARI-LITE INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
    -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    922152103
               ------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /     Rule 13d-1(b)
/X/     Rule 13d-1(c)
/ /     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 922152103                                               Page 2 of 6


                                  SCHEDULE 13G


================================================================================
    1  Name of Reporting Person SS. or I.R.S. Identification No. of Above
       Person

                                       Alice W. Spradley

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    2  Check the Appropriate Box if a Member of a Group              (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
    3  SEC Use Only

--------------------------------------------------------------------------------
    4  Citizenship or Place of Organization
                                              USA

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Number of           5   Sole Voting Power
shares                                               355,742
beneficially        ------------------------------------------------------------
owned by            6   Shared Voting Power
each                                                    0
reporting           ------------------------------------------------------------
person with         7   Sole Dispositive Power
                                                     355,742
                    ------------------------------------------------------------
                    8   Shared Dispositive Power
                                                        0
--------------------------------------------------------------------------------
    9  Aggregate Amount Beneficially Owned by Each Reporting Person

                                            355,742
--------------------------------------------------------------------------------
   10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  / /
--------------------------------------------------------------------------------
   11  Percent of Class Represented by Amount in Row (9)

                                            4.6%
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   12  Type of Reporting Person
                                             IN
================================================================================

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CUSIP NO. 922152103                                               Page 3 of 6

                                    ITEM 1(a)

Name of Issuer: Vari-Lite International, Inc.

                                    ITEM 1(b)

Address of Issuer's Principal Executive Offices:   201 Regal Row
                                                   Dallas, Texas 75247

                                    ITEM 2(a)

Name of Person Filing: Alice W. Spradley

                                    ITEM 2(b)

Address of Principal Business Office or, if none,
     Residence:
                 3131 McKinney Avenue, Suite 490
                 Dallas, Texas 75204

                                    ITEM 2(c)

Citizenship: USA

                                    ITEM 2(d)

Title of Class of Securities: Common Stock, $.10 par value

                                    ITEM 2(e)

CUSIP Number: 922152103

                                     ITEM 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act
     (b)  [ ] Bank as defined in section 3(a)(6) of the Act
     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940
     (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)
     (f)  [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)
     (g)  [ ] Parent Holding Company or control person, in accordance with section 240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

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CUSIP NO. 922152103                                               Page 4 of 6


     (j)  [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


                                     ITEM 4


Ownership.

        (a) Amount Beneficially Owned: 355,742 (Includes 56,192 shares held by The Walter & Alice Spradley Family Trust, 103,583 shares held by The Walter & Alice Spradley Living Trust -- Marital Trust #1, 56,192 shares held by The Walter & Alice Spradley Living Trust -- Marital Trust #2A and 139,775 shares held by The Walter & Alice Spradley Living Trust -- Marital Trust #2B. Alice W. Spradley is the trustee of all such trusts.)

        (b)    Percent of Class:    4.6%

        (c)    Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote 355,742
               (ii)  shared power to vote or to direct the vote 0
               (iii) sole power to dispose or to direct the disposition of
                     355,742
               (iv)  shared power to dispose or to direct the disposition of 0

                                     ITEM 5

Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following /x/.

                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

                                     ITEM 8

Identification and Classification of Members of the Group.

        Not applicable.

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CUSIP NO. 922152103                                               Page 5 of 6


                                     ITEM 9

Notice of Dissolution of Group.

        Not applicable.

Signature.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Feb. 8, 2000
      ---------------------------

Signature: /s/ Alice W. Spradley
          ------------------------------
               Alice W. Spradley